UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-06322

REPORT FOR PERIOD

January 1, 2005 to March 31, 2005

PURSUANT TO RULE 24

In the matter of

OHIO POWER COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT OHIO POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated June 17, 1983, provides on Exhibits 1 and 2 the following information for coal transfer activities for the period January 1, 2005 through March 31, 2005:

a) total tons of coal transferred each month for each affiliate;
b) total transfer fee charged to each such affiliate during that month and the fee per ton;
c) the total number of tons of coal transferred each month for all non-affiliates and the total revenues received, and;
d) a summary of expenses related to operation of the Cook Coal Terminal by major cost component.

Ohio Power Company also provides on Exhibit 3 the Rate of Return on Investment, calculation performed annually, for Cook Coal Terminal and Railcar Maintenance Facility for the year ended December 31, 2004.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Ohio Power Company has duly caused this report to be signed on its behalf on this 17th day of May, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director  - Financial Reporting
American Electric Power Service Corporation

FILE NO.
070-06322

OHIO POWER COMPANY
COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

CONTENTS

Exhibit

Statements of Transfer Fee Billings	1
Summary of Costs Incurred	2
Calculation of Allowed Cost of Capital - Effective April 1, 2005	3

Exhibit 1

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

	January 2005			February 2005			March 2005

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES
Rockport Plant	598,257	$1.42	$850	583,432	$1.42	$828	919,617	$1.42	$1,306
Tanners Creek Plant	7,645	1.75	13	16,270	1.42	23	53,797	1.42	76
Gavin Plant	-	1.75	-	-	1.25	-	-	-	-
Mountaineer Plant	(13,544)	1.20	(16)	92,772	1.42	132	94,149	1.42	134
Clifty Creek Plant	19,658	1.42	28	-	1.42	-	17,426	1.42	25
Kyger Creek Plant	98,354	1.36	134	(963)	1.42	(1)	(21,274)	1.40	(30)
Ohio Power Company	31,258	1.42	44	-	-	-	-	-	-
SERVICE TO NON-AFFILIATES	415,318	1.31	546	402,463	1.25	503	370,433	1.33	492

TOTAL	1,156,946		$1,599	1,093,974		$1,485	1,434,148		$2,003

Exhibit 2

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2005

	January 2005	February 2005	March 2005	Three Months Ended March 31, 2005
	(in thousands)

Labor	$472	$416	$423	$1,311
Benefits	187	194	237	618
Operating Materials	77	101	137	315
Maintenance	344	265	520	1,129
Other Billed Services	91	355	152	598
Taxes Other Than Income Tax	117	93	117	327
Rentals	580	590	575	1,745
Depreciation	18	19	19	56
Normalization (a)	(144)	(465)	(176)	(785)
Other	325	292	433	1,050
Total	$2,067	$1,860	$2,437	$6,364

(a) The normalization account levelizes monthly costs to associated power plants and is either zero or close to zero at year end.

Exhibit 3

OHIO POWER COMPANY
COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY
RATE OF RETURN ON INVESTMENT

	CAPITALIZATION @ 12/31/04 (000)		PERCENT OF TOTAL	EFFECTIVE COST		AFTER-TAX WEIGHTED RATE OF RETURN
Long-term Debt	$1,596,282	(a)	51.63%	5.92	% (c)	3.06%
Preferred Stock	21,641		0.70%	4.49	% (c)	0.03%
Common Stock	1,473,838	(b)	47.67%	12.81	% (d)	6.11%
Total	$3,091,761		100.00%			9.20%

a) Includes Long-term Debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

c) Cost at 12/31/04.

d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.

Rate will be applied for billing purposes to the twelve month period commencing April 1, 2005.